June 20, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of disclosure filed in Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, notice is hereby provided that Medtronic plc has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the period ended April 25, 2025, which was filed with the U.S. Securities and Exchange Commission on June 20, 2025.

Sincerely,

Medtronic plc

/s/ Denise L. Blomquist
Denise L. Blomquist
Vice President, Global Controller and Chief Accounting Officer (Principal Accounting Officer)